FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(co-registrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2017

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$181,276,000	None (1)
Medium-Term Notes	US$-	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and co-registrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Level 31, 111 Eagle Street Brisbane, Queensland 4000 Australia	Mary-Anne Curtis Under Treasurer of the State of Queensland (Acting) Level 38, 1 William Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(viii) the report entitled “Queensland Budget 2018-19 Mid Year Fiscal and Economic Review”, as Exhibit (c)(ix) the Government of Queensland’s Consolidated Financial Statements for the Year Ended June 30, 2018 (the 2017-18 Report on State Finances of the Queensland Government – 30 June 2018), and as Exhibit (g)(iii) the consent of Mr. Brendan Worrall, as Auditor-General, State of Queensland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 14th day of December, 2018.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
	Name:	Philip Noble
	Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 18th day of December, 2018.

GOVERNMENT OF QUEENSLAND

By:	/s/ Mary-Anne Curtis
on behalf of
	Name:	The Honourable Jackie Trad MP
	Title:	Deputy Premier, Treasurer and Minister for Aboriginal and Torres Strait Islander Partnerships

INDEX TO EXHIBITS

Exhibit (c)(viii) -	Report entitled “Queensland Budget 2018-19 Mid Year Fiscal and Economic Review”.

Exhibit (c)(ix) -	Government of Queensland’s Consolidated Financial Statements for the Year Ended June 30, 2018.

Exhibit (g)(iii) -	Consent.